


03037051

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Solana Petroleum Corp

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4931 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐		AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐		SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐			

OICF/BY: dlw

DAT : 11/3/03

Solana Petroleum Corp.

Consolidated Financial Statements
December 31, 2002 and 2001



PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

August 26, 2003

Auditors' Report

To the Shareholders of
Solana Petroleum Corp.

We have audited the consolidated balance sheets of **Solana Petroleum Corp.** as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

Solana Petroleum Corp.

Consolidated Balance Sheets

As at December 31, 2002 and 2001

	2002 $	2001 $
Assets		
Current assets		
Funds held in trust	7,108	3,270
Cash and term deposits	10,708	21,935
Accounts receivable	3,877	4,262
Prepaid expenses	774	10,081
Deposits on petroleum and natural gas properties (note 3)	2,062,373	-
Current portion of amounts receivable from directors and officers	4,685	-
	2,089,525	39,548
Property, plant and equipment (note 5)	15,910	2,690
Amounts receivable from directors and officers (note 6)	106,720	-
	2,212,155	42,238
Liabilities		
Current liabilities		
Accounts payable	106,330	51,395
Share subscriptions repayable (note 7)	2,336,090	-
	2,442,420	51,395
Due to California Syndicate (note 4)	641,711	646,994
	3,084,131	698,389
Shareholders' Deficit		
Capital stock (note 7)	5,357,367	5,357,367
Deficit	(6,229,343)	(6,013,518)
	(871,976)	(656,151)
	2,212,155	42,238

Going concern (note 1)

Approved by the Board of Directors

(Signed) "William W. Root" Director (Signed) "J. Bruce Carruthers II" Director

Solana Petroleum Corp.

Consolidated Statements of Operations and Deficit

For the years ended December 31, 2002 and 2001

	2002 $	2001 $
Income		
Interest income	1,290	1,435
Expenses		
Accounting and audit	43,902	20,600
Amortization	3,282	1,164
Compliance agency fees	22,325	-
Consulting fees	61,246	-
Legal fees	37,409	4,581
Management fees (note 9)	30,000	144,267
Office	45,532	11,214
Travel	6,784	9,206
Other	9,935	-
	260,415	191,032
Loss before foreign exchange	(259,125)	(189,597)
Foreign exchange gain (loss)	43,300	(59,023)
Net loss for the year (note 8)	(215,825)	(248,620)
Deficit – Beginning of year	(6,013,518)	(5,764,898)
Deficit – End of year	(6,229,343)	(6,013,518)
Basic and diluted loss per share	(0.01)	(0.01)

Solana Petroleum Corp.

Consolidated Statements of Cash Flows

For the years ended December 31, 2002 and 2001

	2002 $	2001 $
Cash provided by (used in)		
Operating activities		
Net loss for the year	(215,825)	(248,620)
Items not requiring cash		
Amortization of capital assets	3,282	1,164
Unrealized foreign exchange (gain) loss	(5,283)	46,781
	(217,826)	(200,675)
Changes in non-cash working capital items	64,627	(123,263)
	(153,199)	(323,938)
Investing activities		
Purchase of capital assets	(16,502)	-
Deposits on petroleum and natural gas properties	(2,062,373)	-
Amounts receivable from directors and officers	(111,405)	-
	(2,190,280)	-
Financing activities		
Proceeds received for private placement	-	308,315
Share subscriptions repayable	2,336,090	-
	2,336,090	308,315
Decrease in cash	(7,389)	(15,623)
Cash – Beginning of year	25,205	40,828
Cash – End of year*	17,816	25,205

* Cash is represented by funds held in trust and cash and term deposits.

Cash interest received was $1,290 (2001 – $1,435).

1 Going concern

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

At December 31, 2002, the company had accumulated losses amounting to $6,229,343 with current year losses of $215,825 and a working capital deficiency of $352,895. The ability of the company to continue as a going concern is dependent upon additional equity financing to meet working capital requirements and the successful completion of its restructuring as more fully described in note 10.

2 Significant accounting policies

Incorporation

Solana Petroleum Corp. was incorporated under the Business Corporations Act (Alberta) on March 25, 1998. The private company restrictions were removed by Certificate of Amendment dated April 6, 1998.

Consolidation

These consolidated financial statements include the accounts of the company and its wholly owned Cayman Islands subsidiary, Solana Petroleum Holdings Limited and its wholly owned Cayman Islands subsidiary, Solana Petroleum Exploration (Colombia) Limited and its wholly owned US subsidiaries, Solana Petroleum California, Inc., Solana Eastern Gas, Inc. and Solana Energy Group Inc.

Petroleum and natural gas properties

The company follows the full cost method of accounting for its petroleum and natural gas operations, whereby all costs of exploration for and development of petroleum and natural gas reserves are capitalized. Costs include lease acquisitions, geological and geophysical expenses, overhead directly related to exploration and development activities and costs of drilling both productive and non-productive wells. Proceeds from the sale of properties are applied against capitalized costs, without any gain or loss being recognized, unless such sale would significantly alter the rate of depletion.

Depletion of exploration and development costs and depreciation of production equipment is provided for on a unit-of-production method based upon estimated proved petroleum and natural gas reserves.

The carrying value of petroleum and natural gas properties and production equipment, net of recorded future income taxes and future site restoration and abandonment costs, is compared quarterly to the estimated undiscounted value of future net cash flows from proved oil and gas reserves, based on current prices and costs, and estimated fair value of unproved properties, less estimated future general and administrative expenses, financing costs and income taxes. Should this ceiling test indicate an excess carrying value, the excess is charged against earnings as additional depletion and depreciation.

Joint operations

Substantially all of the company's petroleum and natural gas operations are conducted jointly with others. These financial statements reflect only the company's proportionate interest in such activities.

Property, plant and equipment

Property, plant and equipment are stated at cost and are amortized over their estimated useful lives using the declining balance method at an annual rate of 30%.

Future income taxes

The company follows the liability method of accounting for the tax effect of temporary differences between the carrying amount in the financial statements of the company's assets and liabilities and their carrying amount for income tax purposes. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the company's income taxes payable for the year or later period. Future income tax liabilities or income tax recoveries are recorded at the income tax rates which are expected to apply when the future tax asset or liability is settled or realized. Valuation allowances are established when necessary to reduce future income tax assets to the amount expected to be realized.

Earnings per share

In 2001, the company retroactively adopted the Canadian Institute of Chartered Accountants earnings per share standard. The new standard relates to the computation, presentation and disclosure of per share amounts. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and warrants. Effectively, only "in the money" stock options and warrants impact the diluted calculations. Adoption of the new standard has no effect on the resulting diluted earnings per share amounts for 2002 and 2001.

Basic earnings per share are calculated by dividing the weighted average number of the aggregate outstanding shares during the period into net earnings attributable to the shareholders. Weighted average number of shares outstanding for 2002 were 20,289,055 (2001 – 18,232,718). Diluted weighted average shares outstanding for 2002 were 20,289,055 (2001 – 20,289,055).

Stock options

The company does not record compensation expense in respect of stock options granted to their directors, officers and employees. The consideration paid by holders of the options upon exercise is credited to share capital.

Financial instruments

The company's financial instruments at December 31, 2002 and 2001 are comprised of cash, deposits, accounts receivable, accounts payable and accrued liabilities. The carrying values of these financial instruments approximate their estimated market values.

3 Colombian operations

In prior years, the company purchased a 38.125% participating interest in an oilfield exploration program ("Tapir") in Colombia, South America which had received Colombian Government approval.

On October 31, 1999, the company entered into an agreement to purchase an additional 11.875% participating interest in the Tapir exploration program. Under the terms of this agreement, the company was to be responsible for 11.875% of the costs and expenses of joint operations attributable to this interest effective from August 1, 1999. The purchase price was to be satisfied by the company issuing 3,000,000 common shares to the vendor on closing and the purchase was conditional upon receiving final approval by the Colombian Government entities.

Final approval was not received from the Colombian Government entities, the common shares were not issued and the agreement to purchase the additional 11.875% was abandoned.

On December 1, 2000, the company entered into a settlement agreement and mutual release whereby they assigned their 38.125% interest in the Tapir exploration program to various parties. In exchange for their interest, the assignees assumed all unpaid liabilities relating to development of the 38.125% interest in the Tapir exploration program. As the company has disposed of its Tapir interest, capitalized costs related thereto were charged to operations in fiscal 2000.

On June 15, 1998, Solana Petroleum Exploration (Colombia) Limited ("Exploration") executed an Option Agreement whereby Exploration may elect to farm-in to obtain a 50% working interest in an oilfield exploration program ("Caño Caranal") in Colombia, South America. Under the terms of the agreement, Exploration made a non-refundable option payment of US $25,000 on June 17, 1998. On August 31, 1998, Exploration exercised its option and entered into a Farmout Exploration Agreement to obtain the 50% working interest in Caño Caranal, by incurring exploration expenditures of US $1,080,000, of which approximately US $320,000 has been expended, or the cost of completing a fifty kilometre seismic survey of the project, whichever is less. On August 31, 1998 Exploration entered into a Joint Operating Agreement regarding Caño Caranal. The agreement requires that Exploration contribute 50% of direct exploration costs plus interest charges calculated at 2% - 5% of annual expenditures with a minimum of $10,000 per month. The company has also entered into a Technical and Administrative Services Agreement related to Caño Caranal effective June 15, 1998. Participation in Caño Caranal is subject to approval by Colombian Government entities. Due to the social conditions, fulfilment of the commitment had been postponed by mutual consent of the parties to the agreement, including the Colombian Government entities.

During the 2000 fiscal year, Exploration did not contribute their share of overhead costs related to these agreements. As a result, Exploration no longer has any interest in this property and the capitalized costs relating to this property (approximately $480,000) were charged to operations in fiscal 2000.

On October 4, 2002, Exploration executed a Sales and Purchase Agreement (the "Purchase") with Petrobras Colombia Limited, a subsidiary of the Brazilian state oil company ("Petrobras"), to purchase 90% of Petrobras' Participating Interest in the Magangue Association Contract, which includes the Guepajé Natural Gas Field (the "Gas Field") located in the Lower Magdalena Basin of Northwestern Colombia. The company made refundable deposits totalling US$1,169,250 to Petrobras as specified under the terms of the Purchase and US$95,000 to the Columbian government for taxes related to the purchase. Additional funds totalling US$41,380 were used to purchase equipment related to the Gas Field. The closing of the Gas Field purchase (including transfer of ownership to the company) was subject to the approval of ECOPETROL, the Colombian state oil company, which, as of December 31, 2002, had not been received. Therefore, as of year-end, the company did not have title, operatorship or cash flow from the Gas Field.

4 United States operations

On September 8, 1999, the company made a non-refundable option payment of US $100,000 to acquire a 100% working interest in the drilling of a "deep gas well" (the "Well") on a 40 acre tract of land, controlled by the optionor, in Kern County, California, USA. Subsequent thereto, the company formed the Solana California Gas Exploration Syndicate through which 75% of the working interest was sold to various parties at varying amounts for total receipts of US $1,212,500, based upon the terms of a Syndication Proposal (the "Proposal"). In connection with the Proposal:

a) The company was holding "in trust" US $400,000 of such fees at December 31, 1999, which was to be refunded to the participants if the Syndicate determined not to proceed with drilling the Well. This amount included US $100,000 refundable to the company as a Syndicate member. The US $400,000 was refunded to the participants in April 2000 as the Syndicate elected not to proceed with drilling the well.

b) The remaining US $812,500 received in 1999 represents non-refundable Participation Fees. As a consequence of not drilling the well, 50% of the total participation fees were to be applied proportionately to each participant's account for other exploratory prospects in California, as agreed to be undertaken by the Syndicate. The balance of the fees were available for the company's own purposes. To date no other exploratory prospects in California have been identified. Consequently, the balance of $641,711 (US $406,250) remains as long-term unsecured accounts payable to the participants.

On November 19, 1999, the company entered into an Exploration Agreement and paid a prospect fee of US $100,000 to obtain a 25% working interest and 17.5% net revenue interest, before payout, in the Hoff #1 well being drilled in Roane County, West Virginia, USA. The company concurrently sold one-half of this interest to another investor who agreed to contribute the entire prospect fee and one-half of the company's share of drilling costs of US $400,000. All required funds were advanced to the operator, however, the well incurred significant cost overruns. In October 2000, the company entered into a settlement agreement and mutual release whereby it assigned its entire interest in the Exploration Agreement to the operator. In exchange, the operator granted the company a 2.5% gross overriding royalty interest in the well and agreed to assume all unpaid liabilities of the company relating to the Exploration Agreement. As the company effectively disposed of its interests in the United States, the capitalized costs were charged to operations in 2000.

5 Property, plant and equipment

			2002	2001
	Cost $	Accumulated amortization $	Net $	Net $
Office equipment	5,122	1,090	4,032	300
Computer equipment	18,340	6,462	11,878	2,390
	23,462	7,552	15,910	2,690

6 Amounts receivable from directors and officers

Amounts previously paid to directors and officers were determined to be in excess of amounts allowable as a result of the company's shares being designated as inactive for trading purposes on September 25, 2001. These amounts were considered repayable to the company. On March 1, 2003, the company received promissory notes from Hexagon Resources, Inc., of which Solana President and Chief Executive Officer J. Bruce Carruthers II is a director, officer and shareholder and Vice President Eric A. Gavin in the amount of $94,672 and $16,733 respectively. The promissory notes have an interest rate of 3% and are due March 1, 2008.

7 Capital stock

Authorized
- Unlimited number of first preferred shares
- Unlimited number of second preferred shares
- Unlimited number of common shares

The first and second preferred shares may each be issued in one or more series and the directors are authorized to fix, before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

Issued and outstanding

	Number of shares	Amount $
Balance as at December 31, 2000	17,205,900	5,682,103
Issued	3,083,155	308,315
Share issue costs	-	(633,051)
Balance as at December 31, 2001 and 2002	20,289,055	5,357,367

On April 20, 2001, the company entered into an agreement to issue, through a private placement, 3,083,155 units at $0.10 per unit. Each unit consisted of one common share and one half warrant. A full warrant would allow the investor to purchase an additional common share at $0.15 per share within six months. 3,063,155 of the units issued were purchased by a director of the company.

As a result of two private placements during 2002, the company received $2,336,090. The private placements were not approved by the TSX Venture Exchange and the company agreed to refund the amounts received. The Company issued promissory notes payable on January 31, 2003 to the shareholders. The promissory notes have an interest rate of 6% and are due on demand.

Stock options

The company has established a stock option plan for the benefit of directors, officers and employees of the company. At December 31, 2002, 571,340 (2001 – 571,340) options had been granted under the following terms:

Number of shares	Option price $	Expiry date
421,340	0.50	October 22, 2003
150,000	0.17	September 22, 2005

None of the options can be exercised as a result of the company's shares being designated as inactive for trading purposes on September 25, 2001.

8 Income taxes

For income tax purposes, the company has losses carried forward of approximately $813,000 which can be used to reduce future years' taxable incomes. The losses expire as follows:

	$
2005	103,000
2007	245,000
2008	249,000
2009 and thereafter	200,000

In addition, the company will be able to claim share issue costs of approximately $506,000 against future years' taxable incomes.

The provision for income taxes varies from the amount that would be computed by applying the expected tax rate to losses for the period. The expected tax rate used was 36.74% (2001 – 43.10%). The principle reasons for the differences are as follows:

	2002 $	2001 $
Statutory income tax rate	36.74%	43.10%
Expected tax recovery	79,294	107,155
Tax benefit of losses not recognized	(79,294)	(107,155)
	-	-

Future income tax asset consists of the following:

	2002 $	2001 $
Non-capital loss carryforwards	298,696	257,143
Share issue costs	185,904	218,086
Valuation allowance	(484,600)	(475,229)
	-	-

9 Related party transactions

The company has entered into agreements whereby certain directors were paid approximately $30,000 (2001 – $93,000) for consulting and management fees. Of that total, approximately $nil (2001 – $ nil) was capitalized in petroleum and natural gas properties and the balance is included in management fees expense.

10 Subsequent events

Divestiture of Colombian interests

As part of its restructuring, effective January 31, 2003, the company has divested its entire interest in its Cayman Island subsidiary Solana Petroleum Exploration (Colombia) Limited ("Solana Exploration") to a group of private offshore investors including two former directors, S. Keith Hewitt and Stephen Newton (the "Colombian Divestiture"). Solana Exploration held all of the company's petroleum assets outside North America including the company's rights to a pending acquisition of 90% of Petrobras' participating interest in the Guepajé natural gas field in the Magdalena Basin of the Republic of Colombia. Under the terms of the sale agreement, the purchasers will make future cash payments totalling $225,000 to Solana, assume existing debt of the company in the amount of $2,612,755 associated with the pending Guepajé gas field purchase and all of Solana Exploration's other debts and obligations. In addition, 3,063,155 of the company's Common Shares and 1,531,577 share purchase warrants were returned to treasury for cancellation. Messrs. Hewitt and Newton resigned from the company's Board of Directors as of December 31, 2002.

Agreement to acquire Ontario mining interests

On April 18, 2003, the company executed an Option Agreement with Hexagon Gold (Ontario) Ltd. ("Hexagon Gold"), a privately owned Ontario corporation, in a related party transaction, to acquire all of Hexagon Gold's mining interests in over 410 square kilometers of leases, claims and options in Northwestern Ontario near Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mining Properties'), including both the historic Foley and Golden Star Mines.

Under the terms of the Hexagon Gold agreement, Solana will acquire the Mining Properties through the issuance of 5,000,000 post-consolidation common shares to Hexagon Gold at a deemed price of $0.20 per unit for a total purchase price of $1,000,000. The issuance of these shares are subject to shareholder approval of the transaction and a consolidation of the company's common shares on a basis to be determined, but not to exceed 1 new share for 10 old shares. These approvals will be sought at the upcoming meeting of the shareholders of the company. Hexagon Gold is a private company based in Fort Frances, Ontario and beneficially owned by J. Bruce Carruthers II and John A. Bolen, two current directors of Solana. The acquisition of the Mining Properties and issuance of these shares are subject to shareholder and Exchange approval.